Exhibit 99.2

Constellium prices offering of ordinary shares

Amsterdam, October 31, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium”) announced today that it has priced a public offering of 25,000,000 newly issued Class A ordinary shares (“ordinary shares”) at $11.00 per share. Constellium also granted the underwriters in the offering a 30-day option to purchase up to an additional 3,750,000 ordinary shares at the public offering price, less the underwriting discount.

Constellium expects to use the net proceeds from the offering of ordinary shares, together with cash on hand and the previously announced notes offering, to repurchase pursuant to previously announced tender offers, and/or redeem, satisfy and discharge in accordance with the applicable indentures, all of its outstanding 7.875% Senior Secured Notes due 2021, 7.00% Senior Notes due 2023, and 8.00% Senior Notes due 2023. Constellium intends to use the remaining net proceeds, if any, for general corporate purposes. There can be no assurance that Constellium will successfully complete these offerings on the terms described herein or at all.

Credit Suisse and Deutsche Bank Securities are acting as lead joint book-running managers. In addition, BofA Merrill Lynch, BNP Paribas, Goldman Sachs & Co. LLC and J.P. Morgan are acting as joint book-running managers and Barclays, BMO Capital Markets, Citigroup HSBC and Morgan Stanley are acting as co-managers for the offering.

A registration statement relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission and has become effective. Before you invest, you should read the prospectus in the registration statement, the related prospectus supplement and the other documents that Constellium has filed with the SEC for more complete information about Constellium and the offering. You may obtain the preliminary prospectus supplement for the offering, the registration statement and the other documents for free by visiting EDGAR on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from the offices of Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone: 800-221-1037 or by email at newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the ordinary shares, the notes referred to above or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption of the notes referred to above.

In relation to each member state of the European Economic Area which has implemented the 2003/71/EC directive as amended (the “Prospectus Directive”) (each a “Relevant Member State”), an offer to the public of the ordinary shares offered in the offering has not been made and will not be made in that Relevant Member State, except that an offer in that Relevant Member State of the ordinary shares may be made at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive, if the qualified investor prospectus exemption has been implemented in that Relevant Member State and provided that no such offer shall result in a requirement for the publication of a prospectus in that Member State.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This press release may contain “forward looking statements” with respect to the offering, the notes offering, tender offers and redemption of notes referred to above, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and our registration statement on Form F-3, filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.